Exhibit T-3A-77

Certified Copy No. 326 of the Document Rolls for 1993 [EMBLEM] Executed in Hannover on 6-28-93. Before me, the undersigned Notary Ulrich Stobbe, Esq. domiciled in Hannover Public appeared: 1. Mr. Hans Kroos, MBA, Certified Public Accountant Counselor, TheodorstraBe 10, 3000 Hannover 1 and Tax - personally known to me - and declared that he was not acting in his qwn name, rather in the name of Weatherford/Lamb, Inc., Houston/Texas and referred to the Power of Attorney granted to him on October 2, 1990, an original of which he provided and a certified copy of whicis attached to this instrument. 2. For Weatherford Oil Tool GmbH, Hainhauser Weg 150, 3012 Langenhagen, its Manager, Mr. J.P. Voigtlander, who has the 1

sole and exclusive power to represent said company, at the same place

- personally known to me -

The certifying Notary Public attests, based on an inspection on this day of the Commercial Registry of the District Court of Hannover, at Commercial Registry Book 51470, that Mr. Voigtländer is the manager with the sole and exclusive power to represent Weatherford Oil Tool GmbH.

The above-mentioned parties stated:

The firm of Weatherford Oil Tool GmbH is registered in the Commercial Registry of the District Court of Hannover, in Commercial Registry Book 51470, with a stated capital of 50,000 Deutschmarks. The stated capital is fully paid-in. The sole shareholder is Weatherford/Lamb, Inc., represented by the person named in 1. The person named in 1. therefore represents the entire paid-in stated capital of Weatherford Oil Tool GmbH.

The firm of Weatherford Products & Equipment GmbH is registered in the Commercial Registry of the District Court of Hannover, in Commercial Registry Book 52422, with a stated capital of 5,050,000 Deutschmarks. The stated capital is fully paid-in. The sole shareholder is Weatherford Oil Tool GmbH, represented by the person named in 2. The person named in 2. therefore represents the entire paid-in stated capital of Weatherford Products & Equipment GmbH.

The shareholders of Weatherford Oil Tool GmbH and Weatherford Products & Equipment GmbH agree that, as a follow-up to the spin-off of the "Service" Division from Weatherford Oil Tool GmbH to Weatherford Products & Equipment GmbH, which was accomplished by contract dated 6-28-93, that a corporate name change should take

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place for both companies. The corporate name change should occur so that - as a consequence of the aforementioned division spin-off-- the name "Weatherford Oil Tool GmbH" should be assigned to Weatherford Products & Equipment GmbH. Weatherford Oil Tool GmbH, on the other hand, should be re-named Weatherford Holding GmbH. The corporate purpose of Weatherford Oil Tool GmbH should be changed accordingly. In consideration of the foregoing, the person named in 1., waiving all formalities and notice periods for calling and announcing meetings provided by law or the Articles of Incorporation, held a special Shareholders Meeting of Weatherford Oil Tool GmbH and resolved unanimously with all the votes of the shareholder represented by him: §§ 1 and 2 of the Articles of Incorporation of Weatherford GmbH are amended as follows; Oil Tool § 1 Corporate Name, Domicile and Duration The corporate name shall be: Weatherford Holding GmbH § 1 shall otherwise remain in force unchanged. § 2 Corporate Purpose The purpose of the company is the participation in, and the management of, companies, as well as the execution of administrative functions. 3

§ 2, Para. 2 of the Articles of Incorporation shall remain in force.

With the adoption of this resolution, the person named in 1. declared the Shareholders Meeting of Weatherford Oil Tool GmbH to be closed.

Thereupon, the person named in 2., waiving all formalities and notice periods for calling and announcing meetings provided by law or the Articles of Incorporation, held a special Shareholders Meeting of Weatherford Products & Equipment GmbH and resolved unanimously with all the votes of the shareholder represented by him:

1. The stated capital of the corporation shall be increased by DM 50,000.00 (written out, Fifty Thousand Deutschmarks) from DM 5,050,000 to DM 5,100,000.00.

2. Weatherford Oil Tool GmbH is authorized to make a capital investment in the nominal amount of DM 50,000.00 (written out, Fifty Thousand Deutschmarks). The payment of the capital investment shall take place in the nominal amount. The new capital investment is not to be made in cash, but through the contribution of the "Service" Division to be spun off, in accordance with the aforementioned Contribution Agreement dated today.

3. The value of the "Service" Division is fixed at DM 11,045,874.00 (written out: Eleven million, forty-five thousand eight hundred seventy-four Deutschmarks). The amount of DM 10,995,874.00 by which this exceeds the increase in stated capital shall be contributed as a premium and booked to capital reserve <surplus>.

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§§ 1 to 3 of the Articles of Incorporation of Weatherford & Equipment GmbH are amended to read as follows: Products § 1 Corporate Name, Domicile and Duration The corporate name shall be: Weatherford Oil Tool GmbH § 1 shall otherwise remain in force unchanged. § 2 Corporate Purpose The purpose of the company is the import and export, purchase and sale of industrial products and merchandise of all sorts, the manufacture and marketing thereof, as well as transactions related thereto, the performance of services in the area of oil and gas exploration and mining and related fields, as well as the lease and rental of personal and real property inside and outside the Federal Republic of Germany. § 2 shall otherwise remain in force unchanged. § 3 Stated Capital The stated capital of the corporation amounts to DM 5,100,000.00. (written out, Five million one hundred thousand Deutschmarks). 5

Subsequently, the firm of Weatherford Oil Tool GmbH, 3012 Langenhagen,took over statedcapital of DM 5,050,000.00 and 50,000.00. The person named in 2. then declared the Shareholders Meeting of Weatherford Products & Equipment to be closed. The Notary Public instructed the parties that the increase in capital would not be effective until filing in the Registry. Commercial The foregoinginstrumentwas read to the persons appearing, approved by them and signed by the own hands: [Signatures) 6